GENTOR RESOURCES INC.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Gentor Resources Inc. (the "Company") will be held at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada on Friday, the 30th day of June, 2023 at the hour of 11:15 a.m. (Toronto time), for the following purposes:

(1) To receive and consider the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2022, together with the auditors' report thereon;

(2) To elect directors of the Company;

(3) To reappoint Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company;

(4) To consider and, if thought advisable, to reapprove by means of an ordinary resolution the Company's Stock Option Plan, as required pursuant to the rules of the TSX Venture Exchange;

(5) To consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company by changing each two (2) common shares of the Company into one (1) common share of the Company (the "Share Consolidation"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation; and

(6) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice.  This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and the auditors of the Company.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

DATED the 31st day of May, 2023.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr

Corporate Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 28th day of June, 2023 before which time the instrument of proxy to be used at the Meeting must be deposited with the Company c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.